EXHIBIT 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of Swedish Accounting Principles

	Year ended December 31,
	2003	2002	2001	2000	1999
Fixed Charges:
Interest expenses	3,675.4	4,040.2	6,081.0	6,451.6	5,174.5

Earnings:
Net profit	427.5	479.7	540.7	601.8	600.4
Taxes	167.8	184.7	188.3	228.1	226.4
Fixed charges	3,675.4	4,040.2	6,081.0	6,451.6	5,174.5
	4,270.7	4,704.6	6,810.0	7,281.5	6,001.3

Ratio of earnings to fixed charges	1.16	1.16	1.12	1.13	1.16